Exhibit 4.11


                           FIRST AMENDMENT TO THE
                     AMERICAN STORES RETIREMENT ESTATES
                             (1994) RESTATEMENT

     The American Stores Retirement Estates (1994 Restatement) is hereby amended in the following respects.

     A. Section 2.15 (e) shall be amended in its entirety, effective January 1, 1994, to read as follows:

          "Compensation" of any Employee taken into account under the Plan for any Plan Year that begins on or after January 1, 1989 shall not exceed the annual compensation limit in effect under Section 401 (a)
     (17) of the Code for a calendar year. Any cost-of-living adjustment in effect for a calendar year under Section 401 (a) (17) of the Code shall apply to any period used to determine Compensation, not to exceed twelve (12) months, that begins in such calendar year.

               (i) "Compensation" of any Employee taken into account under the Plan for any Plan Year that begins on or after January 1, 1994 shall not exceed $150,000, as that amount is adjusted in accordance with Section 401 (a) (17) (B) of the Code.

               (ii) "Compensation" of any Employee taken into account under the Plan any Plan Year that begins on or after January 1, 1989 and before January 1, 1994, shall not exceed $200,000, as that amount is adjusted at the same time and in the same manner as under Section 415 (d) of the Code.

               (iii) If Compensation for a period of less than twelve (12) months is taken into account for any Plan year, then, to the extent required by regulations under Section 401 (a) (17) of the Code, the otherwise applicable annual Compensation limit provided under this Subsection is reduced in the same proportion as the reduction in the twelve-month period.

               (iv) The family aggregation rules of Section 414 (q) (6) of the Code shall apply for purposes of the annual Compensation limit provided under this Subsection, except in applying such rules, the term "family" shall include only the Spouse of the Employee and any lineal descendants of the Employee who have not attained age 19 before the close of the year. If, as a result of the application of such rules the limit is exceeded, then, the limit shall be prorated among the affected individuals in proportion to each such individual's Compensation as determined under this Subsection prior to the application of this limit.

     B. Section 8.9 (c) shall be deleted and a new Section 8.10 "Election for Direct Rollover" shall be added, effective as of January 1, 1993, to read in its entirety as follows:

          (a) To the extent required by Section 401 (a) (31) of the Code, a Participant whose Accounts become payable in an "eligible rollover distribution," as defined in (b) (i) below, shall be entitled to make an election for a direct rollover of all or a portion of such eligible rollover distribution to an "eligible retirement plan", as defined in
     (b) (ii) below. Any non-taxable portion of the value of a Participant's Accounts shall be payable to the Participant as otherwise provided elsewhere in the Plan.

          (b) For purposes of this Section,

               (i) an "eligible rollover distribution" shall mean any distribution of all or any portion of the value of a Participant's Accounts, except that an eligible rollover distribution shall not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant's designated Beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Section 401 (a) (9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities), and

               (ii) an "eligible retirement plan" shall mean any plan described in Code Section 402 (c) (8) (B), the terms of which permit the acceptance of a direct rollover from a qualified plan.

          (c) A Participant's direct rollover election under this Section shall specify the dollar or percentage amount of the direct rollover, the name and address of the eligible retirement plan selected by the Participant and such additional information as the Committee deems necessary of appropriate in order to implement the Participant's election. It shall be the Participant's responsibility to confirm that the eligible retirement plan designated in the direct rollover election will accept the eligible rollover distribution. The Committee shall be entitled to effect the direct rollover based on its reasonable reliance on information provided by the Participant, and shall not be required to independently verify such information, unless it is clearly unreasonable not to do so.

          (d) At least thirty (30) days, but not more than ninety (90) days, prior to the date the value of a Participant's Accounts becomes payable, the Participant shall be given written notice of any right he may have to elect a direct rollover of his eligible rollover distribution. Except in the case of a Participant to whom the provisions of Article XVIII apply, a Participant who has received the direct rollover notice may waive the thirty (30) day advance notice requirement by making an affirmative election to make or not to make a direct rollover of all or a portion of his Accounts.

          (e) If a Participant whose Accounts become payable in an eligible rollover distribution fails to file a direct rollover election with the Committee within ninety (90) days after receipt of the direct rollover notice, or if the Committee is unable to effect the rollover within a reasonable time after the election is filed with the Committee due to the failure of the Participant to take such actions as may be required by the eligible retirement plan before it will accept the rollover, the value of the eligible rollover distribution shall be paid to them in accordance with the applicable provisions of this Plan, after withholding any applicable income taxes.

          (f) To the extent required by Section 401 (a) (31) of the Code, if all or a portion of the value of a Participant's Accounts is payable to this surviving spouse in an eligible rollover distribution, or to a former spouse in accordance with a "qualified domestic relations order," such surviving spouse or former spouse shall be entitled to elect a direct rollover of all or a portion of such distribution to an individual retirement account or an individual retirement annuity in accordance with the provisions of this Section.

IN WITNESS WHEREOF, this instrument of amendment is executed this ____ day of __________, 1994.

                                    AMERICAN STORES COMPANY


                                    By:
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